UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Suitable, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       November 6, 2015

Physical address of issuer
15701 Condon Ave, Unit B3, Lawndale, CA 90260

Website of issuer
https://www.senestudio.com

Current number of employees
7

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,040,440	$267,315
Cash & Cash Equivalents	$697,006	$140,486
Accounts Receivable	$0	$0
Short-term Debt	$439,985	$234,000
Long-term Debt	$160,900	$144,903
Revenues/Sales	$3,617,905	$1,146,666
Cost of Goods Sold	$1,294,363	$475,150
Taxes Paid	$4,053	$0
Net Income (Loss)	($422,719)	($225,799)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
04/20/2022

Suitable, Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such a state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Suitable, Inc. (doing business as Sene) ("the Company") was incorporated on November 6, 2015 under the laws of the State of Delaware, and is headquartered in Los Angeles, California.

The Company is located at 15701 Condon Ave, Unit B3, Lawndale, CA 90260.

The Company's website is https://www.senestudio.com/

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage

companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Failure to obtain new clients could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention to marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on the Company. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect their business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as

favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. The Company purchases large quantities of raw materials, including ingredients such as organic raw fruits and organic vegetables. Costs of ingredients and packaging, including its bottles, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operations.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and

consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The cremation market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has an outstanding EIDL loan that is secured debt. The Company has approximately $160,900 in secured debt due to this EIDL loan as of December 31, 2021. On May 5, 2020, the Company entered into a loan agreement with the U.S. Small Business Association for a COVID-19 Economic Injury Disaster Loan (EIDL) with a principal amount of $160,900. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, begin twelve months from the loan date and the loan matures 30 years from the loan date. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is guaranteed by the company assets. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

The Company has outstanding SAFEs. The Company issued Simple Agreements for Future Equity (SAFEs) during 2021, and the total amount of outstanding SAFEs is $335,000. The majority of SAFEs carry a valuation cap of $12,000,000 and all carry a discount rate is 20%. As of September 30, 2021, $315,000 worth of principal of SAFEs have been converted into shares of preferred stock.

The Company has not filed a Form D for its prior offerings of securities. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

BUSINESS

Description of the Business

Suitable, Inc. was founded on November 6, 2015 in the state of Delaware. Suitable, Inc. is a fashion technology company based in Los Angeles. Suitable Inc. has created a proprietary technology called SmartFit, which is the new operating system for apparel. It enables people to create one-of-a-kind sizes at a speed and price point to make custom clothing a true alternative for off-the-rack sizes. Suitable, Inc. has created a D2C brand that sells exclusively from its website senestudio.com. This brand is for both men and women and offers modern styles with technical fabrics.

Business Plan

At Sene, we are revolutionizing apparel by creating a custom-fit zero-inventory clothing brand. We do this by replacing the tailor with data science. Nice clothing is often uncomfortable and doesn't fit well, so Sene custom-makes clothing for women and men with technical fabrics.

Customers take Sene's SmartFit Quiz online to generate their custom fit and place their order. The garment is laser-cut, hand-assembled, and arrives in 2-3 weeks. We make custom risk-free through our 60 Day Guarantee. All alterations, remakes, exchanges and returns are 100% free. Our approach to apparel is: Environmentally friendly: We only make a piece of clothing if there is someone there to wear it; Capital-efficient: We have a negative cash conversion cycle, where we are paid before we make a piece of clothing; and Hyper-personal: We build radical loyalty with customers through personalization based on preference.

Sene's flagship product strategy is similar to that of other beloved consumer brands like Allbirds and Away. Under the umbrella of a cohesive lifestyle brand, we create hero products that are evergreen and target massive markets. Sene's first two flagship products, the FlexTech Suit and the Air Jeans, address the suit and denim markets. These two products combined represent a $100M market opportunity within the United States alone. For both products, Sene differentiates based on the combination of custom fit and comfortable materials. Each flagship is an elevated redesign of a classic style. Sene provides a fresh alternative for consumers because of the following trends: desire for personalization, scrutiny of environmental impact, demand for inclusivity, and shift toward responsible ownership of fewer better things.

Our FlexTech Suit: the market size for suits in the US is $2.7 billion conservatively and is an estimated $25 - $40M opportunity in the US alone. The FlexTech Suit sits at the intersection of the casualization of fashion, the demand for comfort, and versatile design that blends work and pleasure. By combining custom fit and technical materials, we are carving out space amidst other apparel brands. The Air Jeans: the market size for denim in the US is $17.6 billion. Custom denim products like the Air Jeans are an estimated $60 - $75M opportunity in the US alone. Fit is one of the most common challenges for customers. By combining custom fit and technical denim, Sene is carving out space amidst other high-quality denim brands.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Raymond Li	Founder & CEO (Jan 2017 – Present)	Sene, Founder & CEO (Jan 2017 – Present) Oversee all strategic decisions, Establish brand vision, Design new product and collections, Communicate with investors and board of advisors, Run brand marketing and partnerships, Concept and produce content
Mark Zheng	President (Feb 2018 – Present)	Sene, Chief of Growth & Partner (Feb 2018 – Present) Oversee performance growth marketing; Oversee company financials; Ensure operational functions are running smoothly

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	18,866,667	Yes	N/A	91.0%	N/A
Series Pre-Seed Preferred Stock	1,857,461	No	N/A	9.0%	Rights as set in the Company's COI
Employee Stock Plan	1,174,216	No	N/A	0% (5.36% available)	N/A
Convertible Securities (SAFEs)	$335,000	If Converted	N/A	N/A	N/A

Series Seed Preferred Stock	[TBD]	Yes	N/A	[TBD]	Rights as set in the Company's COI

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Maturity date	Other material terms
Government Loan Payable	EIDL	$160,900	10%	N/A	N/A

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Raymond Li	11,511,111 Common Shares	55.54%
Mark Zheng	5,755,556 Common Shares	27.77%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Suitable, LLC was formed on August 27, 2013 ("Inception") in the State of Delaware. On November 30, 2015, the Company was converted to Suitable, Inc. a Delaware Corporation. The financial statements of Suitable, Inc. (which may be referred to as "Suitable", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Liquidity and Capital Resources
The company has approximately $670,899.65 in cash on hand as of 12/31/2021 which will be used to execute our business strategy.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, readers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of their stake is immediately diluted because each unit of the same type is worth the same amount, and they paid more for their Units than earlier investors did.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed SAFE	November 2018	Regulation D, 506b	SAFE Note	$20,000	Working Capital
Pre-Seed Preferred	December 2019	Regulation CF & Regulation D, 506c	Preferred Equity	$450,000 at. $0.2581 / share issue price	Working Capital

| Seed SAFE | April 2021 | Regulation D, 506b | SAFE Note | $315,000 | Working Capital |
| Seed Preferred | January 2022 | Regulation CF & Regulation D, 506c | Preferred Equity | $336,000 at $0.524 / share issue price | Working Capital |

The issued SAFE Notes from November 2018 have converted into Series Seed-1 (Pre-Seed) Preferred Stock.
The issued SAFE Notes from April 2021 converted into Series Seed-2 Preferred Stock.

Dilution

When the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/**Raymond Li**

(Signature)

Raymond Li

(Name)

Founder & Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/**Raymond Li**

(Signature)

Raymond Li

(Name)

Founder & Chief Executive Officer

(Title)

04/20/2022

(Date)

/s/**Mark Zheng**

(Signature)

Mark Zheng

(Name)

President

(Title)

04/20/2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

sene

COMPANY CERTIFIED FINANCIALS

(Unaudited)

I, Mark Zheng, certify that the financial statements of Suitable Inc. as of 04/13/2022 included in this Form are true and complete in all material respects.

Mark Zheng, President

Suitable Inc. 04/13/2022

Suitable Inc
Balance Sheet Comparison
As of December 31, 2021 (Unaudited)

		Total	
	As of Dec 31, 2021	As of Dec 31, 2020 (PY)	Change
ASSETS			
Current Assets			
Bank Accounts	$ 697,005.84	$ 126,693.44	$ 570,312.40
Accounts Receivable	$ 0.00	$ 0.00	0.00
Other Current Assets			
Inventory	255,720.51	128,218.38	127,502.13
Prepayments	20,993.62	3,349.63	17,643.99
Undeposited Funds	33,722.33	13,792.67	19,929.66
Total Other Current Assets	$ 310,436.46	$ 145,360.68	165,075.78
Total Current Assets	$ 1,007,442.30	$ 272,054.12	735,388.18
Fixed Assets			
Accumulated Amortization	-2,166.00	-2,166.00	0.00
Machinery & Equipment	8,130.52	6,207.91	1,922.61
Total Fixed Assets	$ 5,964.52	$ 4,041.91	1,922.61
Other Assets			
Security Deposits	27,032.56	7,800.00	19,232.56
Total Other Assets	$ 27,032.56	$ 7,800.00	19,232.56
TOTAL ASSETS	$ 1,040,439.38	$ 283,896.03	756,543.35
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	$ 1,024.30	$ 106.08	918.22
Credit Cards	$ 361,069.67	$ 206,174.34	154,895.33
Other Current Liabilities			
Charitable Donations Holding Account	2,500.72	2,500.72	0.00
Gift Cards Outstanding	16,871.76	10,309.95	6,561.81
OnDeck Capital	137,495.96	0.00	137,495.96
Sales Tax	41,426.72	1,112.66	40,314.06
Settle	241,689.21	16,071.33	225,617.88
Total Other Current Liabilities	$ 439,984.37	$ 29,994.66	409,989.71
Total Current Liabilities	$ 802,078.34	$ 236,275.08	565,803.26
Long-Term Liabilities			
EIDL Loan	160,900.00	149,900.00	11,000.00
PPP Loan	0.00	0.00	0.00
Total Long-Term Liabilities	$ 160,900.00	$ 149,900.00	11,000.00
Total Liabilities	$ 962,978.34	$ 386,175.08	576,803.26
Equity			
Additional Paid in Capital	132,587.00	77,587.00	55,000.00
Capital Stock	572,803.00	572,803.00	0.00
Opening Balance Equity	-150,676.87	-150,676.87	0.00
Owner's Pay & Personal Expenses	-1,076.73	-1,027.97	-48.76
Paid-in Capital or Surplus	952,843.97	397,943.97	554,900.00
Retained Earnings	-1,006,213.70	-691,053.12	-315,160.58
Net Income	-422,805.63	-307,855.06	-114,950.57
Total Equity	$ 77,461.04	-$ 102,279.05	179,740.09
TOTAL LIABILITIES AND EQUITY	$ 1,040,439.38	$ 283,896.03	756,543.35

Suitable Inc
Profit and Loss (Unaudited)
January - December 2021

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021	Total
Income													
Discount	-830.20	-1,351.10	-3,713.45	-7,893.85	-3,498.45	-7,376.55	-7,639.86	-7,948.30	-7,423.80	-8,108.75	-102,841.45	-7,163.20	-165,788.96
Returns	-24,053.36	-30,036.25	-25,237.60	-25,761.19	-40,798.46	-55,495.49	-44,203.13	-46,242.37	-59,740.60	-52,051.13	-64,807.98	-69,682.20	-538,109.76
Sales	218,763.50	163,320.15	221,836.84	266,215.65	340,265.00	305,836.00	358,676.20	408,462.00	359,420.04	398,438.00	915,616.29	340,999.59	4,297,849.26
Shipping Income	1,430.00	594.90	1,239.95	970.12	2,080.00	1,560.00	3,079.05	3,445.00	3,185.00	2,860.00	2,405.00	1,105.00	23,954.02
Total Income	**$ 195,309.94**	**$ 132,527.70**	**$ 194,125.74**	**$ 233,530.73**	**$ 298,048.09**	**$ 244,523.96**	**$ 309,912.26**	**$ 357,716.33**	**$ 295,440.64**	**$ 341,138.12**	**$ 750,371.86**	**$ 265,259.19**	**$ 3,617,904.56**
Cost of Goods Sold													
Fabric	18,303.03	13,504.90	14,575.40	18,631.39	26,660.33	27,000.00	23,659.19	21,680.19	26,786.97	29,803.33	58,137.81	33,611.42	312,353.96
Freight	16,126.39	10,545.02	12,110.04	17,968.20	17,796.70	24,756.29	17,715.13	21,064.30	26,203.60	21,058.20	27,440.05	48,593.30	261,377.22
Labor	33,696.65	27,799.50	39,884.25	45,222.70	52,571.33	56,215.50	66,001.70	73,748.40	65,896.74	67,594.50	117,093.00	74,906.60	720,630.87
Total Cost of Goods Sold	**$ 68,126.07**	**$ 51,849.42**	**$ 66,569.69**	**$ 81,822.29**	**$ 97,028.36**	**$ 107,971.79**	**$ 107,376.02**	**$ 116,492.89**	**$ 118,887.31**	**$ 118,456.03**	**$ 202,670.86**	**$ 157,111.32**	**$ 1,294,362.05**
Gross Profit	**$ 127,183.87**	**$ 80,678.28**	**$ 127,556.05**	**$ 151,708.44**	**$ 201,019.73**	**$ 136,552.17**	**$ 202,536.24**	**$ 241,223.44**	**$ 176,553.33**	**$ 222,682.09**	**$ 547,701.00**	**$ 108,147.87**	**$ 2,323,542.51**
Expenses													
Advertising & Marketing	112,453.21	92,415.15	89,346.34	95,362.40	127,056.40	109,199.93	133,187.05	153,636.74	135,471.84	144,291.75	146,111.57	100,643.32	1,439,175.70
Alterations	434.09	2,944.71	673.48	1,453.67	1,296.79	1,021.98	646.51	2,032.59	2,330.84	2,060.68	4,036.95	4,159.36	23,091.65
Bank Charges & Fees	6,269.21	5,026.19	7,253.96	6,883.69	9,037.07	9,906.21	9,343.71	13,545.33	10,522.02	11,200.21	17,154.06	18,081.71	124,223.37
Dues & subscriptions	2,176.97	2,015.10	1,770.41	2,387.40	5,370.65	3,936.20	2,407.92	2,564.60	3,341.09	3,385.43	3,532.07	2,999.34	35,887.18
Insurance	25.00	25.00	25.00	59.10	42.09	118.84	118.84	421.24	-57.59	238.40	238.40	238.40	1,492.72
Interest Paid	1,304.60	1,878.93	2,134.96	2,436.36	3,500.62	2,314.77	3,135.33	2,848.95	3,547.54	4,483.23	7,013.07	7,177.79	41,776.15
Legal & Professional Services	3,160.59	4,717.65	4,491.50	9,380.70	16,788.01	10,536.99	8,198.13	10,697.21	5,914.85	9,822.81	11,567.62	2,956.55	98,232.61
Meals - 50%	0.00	269.07	48.07	469.04	94.92	102.55	426.76	1,274.11	224.18	48.64	593.83	402.85	3,954.02
Office Supplies	1,518.10	1,657.70	1,293.82	921.20	-411.20	1,171.55	1,340.64	2,019.39	7,037.09	364.24	1,996.74	3,123.94	22,033.21
Packaging	0.00	6,849.71	0.00	144.44	7,383.40	0.00	12,693.02	1,965.22	0.00	13,989.11	6,433.94	73.00	49,531.84
Payroll Expenses	21,355.45	25,204.29	27,908.44	25,673.06	27,083.00	25,930.80	26,644.18	34,514.82	39,033.97	39,882.80	49,072.77	44,828.86	387,132.44
Postage & Delivery	9,957.24	9,292.21	18,068.62	15,248.07	14,048.88	19,980.72	17,306.78	13,769.65	22,000.14	19,417.28	23,803.50	58,056.02	240,949.11
Remakes	11,268.02	14,585.95	16,590.18	16,353.97	16,905.64	18,035.79	19,329.00	20,760.00	18,271.00	21,171.00	17,766.00	16,317.00	207,353.55
Rent & Lease	-9,946.00	2,724.42	15,246.00	-10,108.60	15,678.60	3,715.00	2,985.00	7,091.30	4,704.00	800.00	1,750.00	7,454.00	42,093.72
Research and Development	1,080.00	1,102.08	2,159.42	7,342.17	-2,299.20	2,934.21	2,069.80	2,733.58	581.11	784.91	2,450.12	2,386.09	23,324.29
Taxes & Licenses	725.75	420.10	863.79	0.00	0.00	0.00	77.00	0.00	0.00	596.90	0.00	1,369.00	4,052.54
Telecom	64.20	74.91	64.20	64.20	64.20	64.20	64.20	64.20	64.20	0.00	0.00	10.58	599.09
Travel	0.00	0.00	0.00	52.46	9.00	169.75	117.75	375.75	474.76	26.95	73.00	58.75	1,358.17
Total Expenses	**$ 161,846.43**	**$ 171,203.17**	**$ 187,938.19**	**$ 174,123.33**	**$ 241,648.87**	**$ 209,139.49**	**$ 240,091.62**	**$ 270,314.68**	**$ 253,461.04**	**$ 272,564.34**	**$ 293,593.64**	**$ 270,336.56**	**$ 2,746,261.36**
Net Operating Income	**-$ 34,662.56**	**-$ 90,524.89**	**-$ 60,382.14**	**-$ 22,414.89**	**-$ 40,629.14**	**-$ 72,587.32**	**-$ 37,555.38**	**-$ 29,091.24**	**-$ 76,907.71**	**-$ 49,882.25**	**$ 254,107.36**	**-$ 162,188.69**	**-$ 422,718.85**
Net Income	**-$ 34,662.56**	**-$ 90,524.89**	**-$ 60,382.14**	**-$ 22,414.89**	**-$ 40,629.14**	**-$ 72,587.32**	**-$ 37,555.38**	**-$ 29,091.24**	**-$ 76,907.71**	**-$ 49,882.25**	**$ 254,107.36**	**-$ 162,188.69**	**-$ 422,718.85**

Suitable Inc
Statement of Cash Flows
January - December 2021 (Unaudited)

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021	Total
OPERATING ACTIVITIES													
Net Income	-34,749.34	-90,524.89	-60,382.14	-22,414.89	-40,629.14	-72,587.32	-37,555.38	-29,091.24	-76,907.71	-49,882.25	254,107.36	-162,188.69	-422,805.63
Adjustments to reconcile Net Income to Net Cash provided by operations:													0.00
Accounts Receivable (A/R)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Inventory	6,756.22	-32,501.72	4,750.94	22,280.78	26,469.81	-41,969.43	-45,359.60	26,986.19	-29,688.85	-36,023.67	23,044.61	-52,247.41	-127,502.13
Prepayments	1,588.77	4,339.25	3,139.15	-6,179.30	1,946.92	-77,791.71	101,892.31	-31,148.67	-12,164.12	1,464.26	-4,301.45	-429.40	-17,643.99
Undeposited Funds	-8,669.60	5,782.43	21,703.36	-17,174.50	16,260.08	0.00	0.00	-5,906.70	0.00	0.00	0.00	6,783.61	18,778.68
Accounts Payable (A/P)	86.78	0.00	35,291.79	55,066.15	113,279.76	-203,637.70	0.00	0.00	0.00	0.00	0.00	831.44	918.22
Credit Cards	14,257.03	9,474.09	-40,019.68	-60,035.91	44,287.95	63,136.46	124,286.14	-28,551.50	-15,340.90	4,678.09	18,873.28	19,850.28	154,895.33
Gift Cards Outstanding	-795.02	-527.50	-1,316.36	-1,464.00	-879.53	-1,208.93	-841.38	-1,508.92	632.00	-1,501.00	2,944.03	13,028.42	6,561.81
OnDeck Capital	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	170,625.00	-12,091.95	-21,037.09	137,495.96
Sales Tax:California Department of Tax and Fee Administration Payable	4,204.78	2,731.10	4,098.54	5,971.64	5,402.33	4,482.69	4,752.95	5,251.73	6,303.41	7,579.20	17,427.17	9,477.52	77,683.06
Sales Tax:Sales Tax Payable	0.00	0.00	0.00	-5,558.00	0.00	0.00	-18,231.00	0.00	0.00	-13,580.00	0.00	0.00	-37,369.00
Settle	32,457.33	50,076.07	24,225.85	22,573.56	5,158.96	-14,281.51	71,670.79	-27,850.32	60,207.86	37,947.36	-48,257.74	11,689.67	225,617.88
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 49,886.29**	**$ 39,373.72**	**$ 51,873.59**	**$ 15,480.42**	**$ 211,926.28**	**-$ 271,270.13**	**$ 238,170.21**	**-$ 62,728.19**	**$ 9,949.40**	**$ 171,189.24**	**-$ 2,362.05**	**-$ 12,052.96**	**$ 439,435.82**
Net cash provided by operating activities	**$ 15,136.95**	**-$ 51,151.17**	**-$ 8,508.55**	**-$ 6,934.47**	**$ 171,297.14**	**-$ 343,857.45**	**$ 200,614.83**	**-$ 91,819.43**	**-$ 66,958.31**	**$ 121,306.99**	**$ 251,745.31**	**-$ 174,241.65**	**$ 16,630.19**
INVESTING ACTIVITIES													
Machinery & Equipment	0.00	-556.10	0.00	0.00	0.00	0.00	0.00	0.00	-1,366.51	0.00	0.00	0.00	-1,922.61
Security Deposits	1,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-20,232.56	0.00	0.00	0.00	-19,232.56
Net cash provided by investing activities	**$ 1,000.00**	**-$ 556.10**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**-$ 21,599.07**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**-$ 21,155.17**
FINANCING ACTIVITIES													
EIDL Loan	0.00	0.00	0.00	6,000.00	5,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	11,000.00
PPP Loan	0.00	0.00	40,000.00	0.00	0.00	0.00	0.00	0.00	0.00	-40,000.00	0.00	0.00	0.00
Additional Paid in Capital	0.00	0.00	0.00	0.00	15,000.00	0.00	0.00	0.00	0.00	40,000.00	0.00	0.00	55,000.00
Owner's Pay & Personal Expenses	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-68.76	20.00	0.00	0.00	0.00	-48.76
Paid-In Capital or Surplus	45,000.00	75,000.00	0.00	195,000.00	0.00	0.00	0.00	0.00	0.00	140,000.00	0.00	99,900.00	554,900.00
Retained Earnings	0.00	0.00	0.00	-7,305.52	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-7,305.52
Net cash provided by financing activities	**$ 45,000.00**	**$ 75,000.00**	**$ 40,000.00**	**$ 193,694.48**	**$ 20,000.00**	**$ 0.00**	**$ 0.00**	**-$ 68.76**	**$ 20.00**	**$ 140,000.00**	**$ 0.00**	**$ 99,900.00**	**$ 613,545.72**
Net cash increase for period	**$ 61,136.95**	**$ 23,292.73**	**$ 31,491.45**	**$ 186,760.01**	**$ 191,297.14**	**-$ 343,857.45**	**$ 200,614.83**	**-$ 91,888.19**	**-$ 88,537.38**	**$ 261,306.99**	**$ 251,745.31**	**-$ 74,341.65**	**$ 609,020.74**

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents has exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related finished goods which are determined using a first-in-first out method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers & Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Suitable, Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2020 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its clothes.

Cost of sales

Costs of goods sold include fabric, cost of labor, air freight inventory to office

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, amounted to $1,439,175.70, which is included in sales and marketing expense.

2. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms re in the following table:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
EID Loan	$ 144,903	3.75%	5/16/2020	5/16/2050	$ 2,717	$ 2,717	$ 4,997	$ 144,903	$ 149,900					
Promissory Note with certain lenders	$ 100,000	10.00%	2/16/2017	2/15/2020	$ 10,000	$ 10,000	$ 40,859	$ -	$ 40,859	$ 10,000	$ 10,000	$ 109,790		$ 109,790
Total					$ 12,717	$ 12,717	$ 45,856	$ 144,903	$ 190,759	$ -	$ -	$ 109,790	$ -	$ 109,790

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020

2021	$ 45,856
2022	4,997
2023	4,997
2024	4,997
2025	4,997
Thereafter	124,917
Total	**$ 190,759**